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RECEIVED
2005 AUG 30 P 3:

05010830

August 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on August 29, 2005.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Robert M. Chilstrom /csw/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 8/30

Wolters Kluwer

File No. 82-2683

PRESS RELEASE

Wolters Kluwer to Acquire NDCHealth's Information Management Business

Acquisition of leading pharmaceutical information group extends
Wolters Kluwer Health's leadership in key customer segment

Amsterdam (August 29, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, today announced it is acquiring the Information Management business of NDCHealth Corporation (NDC-IM), a leading provider of healthcare information solutions.

- NDC-IM is expected to have revenues of approximately $165 million and adjusted EBITDA[1] of $36 million in calendar year 2005.
- Purchase price of $382 million will be paid in cash and is a multiple of 2.3 times revenues, and 10.5 times adjusted EBITDA[1].
- Acquisition is expected to be accretive to ordinary earnings per share in 2006 by approximately 3 euro cents.
- Acquisition strengthens Wolters Kluwer's position in the growing pharmaceutical, biotech, and medical device market by expanding its business intelligence offerings.
- NDC-IM will be part of Wolters Kluwer Health's Pharma Solutions unit, creating overhead efficiencies and commercial synergies not previously available.
- Transaction is expected to be completed in the fourth quarter of 2005.

Wolters Kluwer CEO and Executive Board Chairman Nancy McKinstry said, "As part of our strategic focus, we've indicated plans to grow our Health business and specifically within the pharmaceutical and biotech markets, where we see significant potential for growth. This acquisition enables us to take a leading position in providing solutions and tools that improve decision-making for our customers."

"The pharmaceutical industry is highly dependent upon analytical data products to optimize their strategies and investments," said Jeff McCaulley, CEO of Wolters Kluwer Health. "Adding NDC-IM's product portfolio to our core business intelligence products in drug discovery and development gives us a comprehensive suite of value-added content offerings to help our customers be more successful in their markets."

NDC-IM is a leading provider of data and business intelligence products, including products for sales compensation and targeting, market and marketing research, managed care, and outcomes analysis. In addition to its leading position in physician-level data products, NDC-IM is pioneering the emerging and high-growth market for primary source transactional prescription data. This approach combines data from across the entire spectrum of care over time (longitudinal data) to provide manufacturers with more comprehensive data than is otherwise available. NDC-IM's strong customer base includes long-term relationships with leading providers in the pharmaceutical, biotech, and medical devices industries.

NDC-IM, with approximately 450 employees, based primarily in Phoenix, Arizona, will become part of Wolters Kluwer Health's Pharma Solutions unit. The Pharma Solutions unit's focus is to expand its leadership in content for drug development and product management by offering

1 Adjusted EBITDA = Earnings before interest, tax, depreciation, amortization, restructuring costs and including expected cost synergies in general and administrative functions

more business intelligence databases and customized services. The NDC-IM acquisition complements this strategy, allowing Wolters Kluwer Health to extend its content and business intelligence product line across discovery, development, and distribution.

The acquisition of NDC-IM is expected to be completed in the fourth quarter. The other businesses of NDCHealth will be acquired by Per-Se Technologies Inc. The completion of Wolters Kluwer's NDC-IM acquisition is conditioned on approval by the NDCHealth shareholders for the Wolters Kluwer/NDCHealth and Per-Se/NDCHealth agreements, and approval by the Per-Se Technologies shareholders for the Per-Se/NDCHealth agreement, as well as approval by anti-trust authorities and other customary closing conditions.

Conference Call for Financial Analysts: Wolters Kluwer's management will conduct a conference call for Financial Analysts on Monday August 29, at 9.00 am CET. If you wish to participate you can use the following dial-in numbers (code: Wolters Kluwer). Netherlands Dial In: +31 20 201 3897, US Dial In: +1 617 213 8062, UK Dial In: +44 20 7365 8426.

The conference call will be audio-webcast on the internet, both live (in listen-only mode) and for replay purposes at www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

About Wolters Kluwer Health

Wolters Kluwer Health (Philadelphia, Pa.) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and SKOLAR; and pharmaceutical information provider Adis International.

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Wolters Kluwer

Media
Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

For the announcements of, and for information on,
NDCHealth Corporation and Per-Se Technologies, we refer you to their websites:

www.ndchealth.com

www.per-se.com